SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE TO/A
                                  (RULE 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                                ----------------

                         SERVICEWARE TECHNOLOGIES, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                                ----------------

           Options to Purchase Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                ----------------

                                   81763Q 10 9
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                ----------------

                                   Kent Heyman
                      President and Chief Executive Officer
                              333 Allegheny Avenue
                                 Suite 301 North
                           Oakmont, Pennsylvania 15139
                                 (412) 826-1014
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Person)

                                 with a copy to:

                             Andrew P. Gilbert, Esq.
                              Tod K. Reichert, Esq.
                                Hale and Dorr LLP
                              650 College Road East
                           Princeton, New Jersey 08540
                                 (609) 750-7600

                                 ----------------

                            CALCULATION OF FILING FEE

   Transaction Valuation(1)                    Amount of filing fee(2)

       $3,173,533.86                                  $634.71

(1) Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,796,360 shares of common stock of ServiceWare Technologies, Inc. having a weighted average exercise price of $0.66 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

(2) Amount previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.    Filing party: Not applicable.

Form or Registration No.: Not applicable.  Date filed: Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by ServiceWare Technologies, Inc. ("ServiceWare") with the Securities and Exchange Commission on August 28, 2002, relating to the offer by ServiceWare to exchange options to purchase shares of its common stock, par value $.01 per share, held by employees and non-employee directors for new options to purchase shares of its common stock at a per share exercise price equal to the fair market value of one share of its common stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange Outstanding Options Held by Employees and Non-Employee Directors of ServiceWare Technologies, Inc. dated August 28, 2002 (the "Offer to Exchange").

ITEM 1. SUMMARY TERM SHEET.

         Item 1 is hereby supplemented as follows:

     The information set forth in Item 9 of the Supplement to Offer to Exchange Outstanding Stock Options held by Employees and Non-Employee Directors of ServiceWare Technologies, Inc.", dated September 12, 2002 (the "Offer Supplement"), a copy of which is attached hereto as Exhibit (a)(9), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         Item 2 is hereby amended and supplemented as follows:

         (a) The information set forth in Item 9 of the Offer Supplement is incorporated herein by reference.

         (b) The information set forth in Item 5 of the Offer Supplement is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         Item 3 is hereby supplemented as follows:

         (a) The information set forth in Item 9 of the Offer Supplement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4 is hereby amended and supplemented as follows:

         (a) The information set forth in Items 5, 6, 9 and 13 of the Offer Supplement is incorporated herein by reference.

         (b) The information set forth in Item 10 of the Offer Supplement is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Item 5 is hereby amended as follows:

         The information set forth in Item 10 of the Offer Supplement is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Item 6 is hereby amended as follows:

         (b) The information set forth in Item 5 of the Offer Supplement is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 7 is hereby amended as follows:

         (b) The information set forth in Item 6 of the Offer Supplement is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 8 is hereby amended as follows:

         (a) The information set forth in Item 10 of the Offer Supplement is incorporated herein by reference.

         (b) The information set forth in Item 10 of the Offer Supplement is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

         Item 10 is hereby supplemented as follows:

         (a) The information set forth in Item 9 of the Offer Supplement is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

         Item 11 is hereby amended as follows:

         (a) The information set forth in Item 10 of the Offer Supplement is incorporated herein by reference.

ITEM 12. EXHIBITS.

         Item 12 is hereby amended and restated as follows:

     (a) (1) Offer to Exchange Outstanding Stock Options Held by Employees and Non-Employee Directors of ServiceWare Technologies, Inc. dated August 28, 2002.*

          (2)  Form of Letter to Eligible Optionholders and Summary of Terms.*

          (3)  Form of Election Form.*

          (4)  Form of Notice of Change in Election.*

          (5)  Form of Promise to Grant Stock Option(s).*

          (6)  Frequently Asked Questions.*

          (7) E-mail communications to be made to Employees and Non-Employee Directors in connection with the Offer to Exchange.*

          (8)  Powerpoint Presentation to Employees and Non-Employee Directors.*

          (9) Supplement to Offer to Exchange Outstanding Stock Options Held by Employees and Non-Employee Directors of ServiceWare Technologies, Inc. dated September 17, 2002.

     (b)  Not applicable.

     (d) (1) ServiceWare Technologies, Inc.'s 1996 Amended and Restated Stock Option Plan is incorporated herein by reference to the Company's Registration Statement on Form S-1 (File No. 333-33818), which became effective on August 24, 2000.

          (2) Form of Incentive Stock Option Agreement under the ServiceWare Technologies, Inc. 1996 Amended and Restated Stock Option Plan.*

          (3) Form of Nonqualified Stock Option Agreement under the ServiceWare Technologies, Inc. 1996 Amended and Restated Stock Option Plan.*

          (4) ServiceWare Technologies, Inc.'s 2000 Stock Incentive Plan is incorporated herein by reference to the Company's Registration Statement on Form S-1 (File No. 333-33818), which became effective on August 24, 2000.

          (5)  Form  of   Stock   Option   Agreement   under   the   ServiceWare
               Technologies, Inc. 2000 Stock Incentive Plan.*

          (6)  ServiceWare  Technologies,  Inc.'s Annual Report on Form 10-K for
               the  fiscal  year  ended  December  31,  2001,  as  amended,   is
               incorporated herein by reference.

          (7) ServiceWare Technologies, Inc.'s Definitive Proxy Materials, filed with the SEC on May 14, 2002, are incorporated herein by reference.

          (8) ServiceWare Technologies, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002, is incorporated herein by reference.

     (g)  Not applicable.

     (h)  Not applicable.

     *    Previously filed.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.



                                          SERVICEWARE TECHNOLOGIES, INC.

                                          /s/ Kent Heyman
                                          ------------------------------------
                                          Kent Heyman
                                          President and Chief Executive Officer

Date: September 17, 2002

                                  EXHIBIT INDEX


     Exhibit
     Number                       Description

     (a) (1) Offer to Exchange Outstanding Stock Options Held by Employees and Non-Employee Directors of ServiceWare Technologies, Inc., dated August 28, 2002.*

          (2)  Form of Letter to Eligible Optionholders and Summary of Terms.*

          (3)  Form of Election Form.*

          (4)  Form of Notice of Change in Election.*

          (5)  Form of Promise to Grant Stock Option(s).*

          (6)  Frequently Asked Questions.*

          (7) E-mail communications to be made to Employees and Non-Employee Directors in connection with the Offer to Exchange.*

          (8)  Powerpoint Presentation to Employees and Non-Employee Directors.*

          (9) Supplement to Offer to Exchange Outstanding Stock Options Held by Employees and Non-Employee Directors of ServiceWare Technologies, Inc. dated September 17, 2002.

     (d) (1) ServiceWare Technologies, Inc.'s 1996 Amended and Restated Stock Option Plan is incorporated herein by reference to the Company's Registration Statement on Form S-1 (File No. 333-33818), which became effective on August 24, 2000.

          (2) Form of Incentive Stock Option Agreement under the ServiceWare Technologies, Inc. 1996 Amended and Restated Stock Option Plan.*

          (3) Form of Nonqualified Stock Option Agreement under the ServiceWare Technologies, Inc. 1996 Amended and Restated Stock Option Plan.*

          (4) ServiceWare Technologies, Inc.'s 2000 Stock Incentive Plan is incorporated herein by reference to the Company's Registration Statement on Form S-1 (File No. 333-33818), which became effective on August 24, 2000.

          (5)  Form  of   Stock   Option   Agreement   under   the   ServiceWare
               Technologies, Inc. 2000 Stock Incentive Plan.*

          (6)  ServiceWare  Technologies,  Inc.'s Annual Report on Form 10-K for
               the  fiscal  year  ended  December  31,  2001,  as  amended,   is
               incorporated herein by reference.

          (7) ServiceWare Technologies, Inc.'s Definitive Proxy Materials, filed with the SEC on May 14, 2002, are incorporated herein by reference.

          (8) ServiceWare Technologies, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002, is incorporated herein by reference.


          *    Previously filed.

                                                                Exhibit (a)(9)

                         SERVICEWARE TECHNOLOGIES, INC.

  Supplement to Offer to Exchange Outstanding Stock Options Held by Employees and Non-Employee Directors of ServiceWare Technologies, Inc.

The Offer to Exchange Outstanding Stock Options Held by Employees and Non-Employee Directors of ServiceWare Technologies, Inc. dated August 28, 2002 (the "Offer to Exchange") is amended and supplemented as set forth below. The item numbers listed below refer to the item numbers contained in the Offer to Exchange.

Except as amended or supplemented below, the original terms and conditions of the Offer to Exchange remain in effect. Please read this Offer Supplement in conjunction with the Offer to Exchange.

This Offer Supplement is being transmitted to you via electronic mail. Hard copies of this Offer Supplement may be obtained at no cost by contacting us attn: Rick Liebman, ServiceWare Technologies, Inc., 33 Wood Avenue South, 7th Floor, Iselin, NJ 08830, telephone: (732) 494-5980 ext. 3131, e-mail: rliebman@serviceware.com or Carol Zangrilli, ServiceWare Technologies, Inc., 333 Allegheny Avenue, Oakmont, PA 15139-2066, telephone: (412) 826-1158 ext. 1370, e-mail: czangrilli@serviceware.com.

5.   ACCEPTANCE  OF OPTIONS  FOR  EXCHANGE  AND  CANCELLATION;  ISSUANCE  OF NEW
     OPTIONS.

     o The following sentence under this Item 5 amends and restates the first sentence of the last paragraph of such Section in the Offer to Exchange.

     On the terms and subject to the conditions of this offer, promptly after the expiration date of the offer, we will: (1) cancel the surrendered options that you have not withdrawn and that we have accepted for surrender; and (2) issue to you a promise to grant stock options on the new grant date.


6.   CONDITIONS OF THIS OFFER.

     o The following sentence under this Item 6 amends and restates item (c) under the first bullet of such Section in the Offer to Exchange.

     (c) materially impair the benefits we believe we will receive from this offer, including the (i) creation of strong performance incentives for employees and non-employee directors, and (ii) motivation and retention of our employees and non-employee directors; or

     o The following sentence under this Item 6 amends and restates the last bullet point of such Section in the Offer to Exchange.

     Any material adverse change in our business or financial condition that in our reasonable judgment is or may be materially adverse to us.

     o The following paragraph under this Item 6 amends and restates the last paragraph of such Section in the Offer to Exchange.

     The conditions to this offer are for our benefit. We may assert and we may waive such conditions in our discretion before the expiration of the offer. Any conditions, other than those subject to regulatory approval, that have been satisfied during the offer will be waived, if at all, on or before the expiration of the offer. Any determination we make concerning the events described in this section will be final and binding upon everyone.

9.   INFORMATION ABOUT SERVICEWARE; SUMMARY FINANCIAL INFORMATION; RISK FACTORS.

     o    The following information supplements Item 9 in the Offer to Exchange.


                                      For the quarter      For the year ended
                                      ---------------      ------------------
                                       ended June 30,          December 31,
                                       -------------           -----------
                                            2002            2001         2000
                                            ----            ----         ----
                                        (in thousands, except per share data)


STATEMENT OF OPERATIONS DATA

Ratio of earnings to fixed charges(1)..
Book value per share(2).................    0.27            0.26         2.62

(1) This ratio is not disclosed due to the fact that earnings are inadequate to cover fixed charges. The deficiency to attain a ratio of one-to-one is $842, $31,486 and $21,781 in the quarter ended June 30, 2002 and the years ended December 31, 2001 and 2000, respectively.

(2) The book value per share is calculated as stockholders' equity divided by shares used in computing per share amounts.

10.  INTERESTS  OF  DIRECTORS  AND  OFFICERS;   TRANSACTIONS   AND  ARRANGEMENTS
     CONCERNING THE OPTIONS.

     o The following information under this Item 10 amends and restates the first bullet point of the last paragraph of such Section in the Offer to Exchange.

     As many of our executive officers and directors have recently been appointed or elected, we do not anticipate that they will participate in this offer. To date no executive officer or director has indicated an intention to tender options in the offer. However, any executive officer or director who chooses to participate must do so on the same terms and conditions as any other participant in the offer.

13.      MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

     o The following information supplements Item 13 in the Offer to Exchange.

THE UNITED KINGDOM: MATERIAL INCOME TAX CONSEQUENCES FOR EMPLOYEES WHO ARE TAX RESIDENTS IN THE UNITED KINGDOM

     EXCHANGE OF OPTIONS. We believe that the surrender of existing options and the grant of new options, itself, will not normally give rise to immediate tax and/or national insurance contributions.

     EXERCISE OF OPTIONS. Since neither your existing options nor the new options qualify or will qualify for favored tax treatment by the Inland Revenue, your new option will be subject to income tax at exercise in the same way as your existing option (i.e. an income tax charge will arise on the difference between the option exercise price and the market value of our shares at the time of exercise). It should be noted that any income tax charges which arise will be collected under the pay-as-you-earn or PAYE system in respect of all new options.

     SALE OF SHARES. Capital gains tax will arise in relation to the new options in the same way as the existing options. Thus on the sale of shares received following the exercise of your new option, capital gains tax will be payable in respect of the excess of the proceeds you receive over the market value of ServiceWare's shares at the time you exercise your new option.

     NATIONAL INSURANCE CONTRIBUTIONS. In relation to options which do not qualify for favorable tax treatment, employer and employee national insurance contributions will normally arise on exercise of the option to the extent that the market value of the shares acquired on exercise exceeds the option exercise price. In certain circumstances, options granted prior to 19 May 2000 may not be subject to national insurance contributions (other than in certain circumstances when they are exchanged for new options).

     It is likely, however, that the option received pursuant to this offer will, in tax and national insurance contribution terms, constitute a new option. This means that national insurance contributions may arise on the exercise of the new option to the extent the market value of the shares acquired exceeds the option exercise price. This may well be the case even where the original option was granted prior to 19 May 2000. This is an important issue which should be borne in mind when making your choice.

17.  MISCELLANEOUS.

     o The following information supplements Item 17 in the Offer to Exchange.

     The final bullet point in Exhibit A attached to the Form of Election to Participate which contains the following text: "I have read, understand and agree to all of the terms and conditions of the offer described in the Offer to Exchange" is hereby deleted.


                                                ServiceWare Technologies, Inc.
                                                            September 17, 2002